UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: July 29, 2011

For immediate release

July 29, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Revision of Forecast for Performance

Based on the recent trends of business performances, the forecast consolidated business results for the six months ending September 30, 2011, which were announced on April 28, 2011, were revised as stated below.

1. Revised Forecast for Consolidated Performance for the six months ending September 30, 2011 (from April 1, 2011 to September 30, 2011)

	Yen (millions)				Yen
	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	141,900	23,000	23,400	16,400	119.05
Revised forecast (B)	150,000	25,500	25,900	18,200	132.12
Change (B-A)	8,100	2,500	2,500	1,800	—
Percentage revision	5.7%	10.9%	10.7%	11.0%	—
Actual results for the previous period ended September 30, 2010	133,807	21,843	21,751	15,122	109.77

2. Reasons for Revision of Forecast

The evaluation of yen against major currencies seems to remain higher than our forecast that was announced on April 28, 2011. However, owing to the recovery of global demands for power tools, the sales have been strong. In these situations, our forecast consolidated performance for the six months ending September 30, 2011, which were announced on April 28, 2011, were revised as shown on this document.

However, the forecast consolidated performance for the year ending March 31, 2012 remain unchanged from the last announcement (as of April 28, 2011), because both the exchanging ratio trends and the demands trends are unclear.

The above forecast is based on the assumption of exchange rates of 79 yen to the U.S. dollar and 111 yen to the euro for the three months ending September 30, 2011.

(Reference): Our previous exchange rates of 83 yen to the U.S. dollar and 118 yen to the euro.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.

Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

1
English translation of “KESSAN TANSHIN” originally issued in Japanese